Exhibit 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Three Months Ended		Twelve Months Ended December 31,
	3/31/09	3/31/08	2008	2007	2006	2005	2004
Earnings
Income from continuing operations before income taxes*	$10.0	$59.3	$192.6	$147.3	$339.1	$305.6	$345.0

Interest expense (excluding amount capitalized)	9.4	13.8	49.5	60.9	56.2	46.7	45.9

Portion of rental expense under operating leases representative of an interest factor**	5.9	6.7	21.5	24.3	24.9	14.0	13.3

Total earnings***	$25.3	$79.8	$263.6	$232.5	$420.2	$366.3	$404.2

Fixed charges
Interest expense (including amount capitalized)	$9.7	$14.1	$50.5	$61.9	$57.8	$48.3	$46.9

Portion of rental expense under operating leases representative of an interest factor**	5.9	6.7	21.5	24.3	24.9	14.0	13.3

Total fixed charges***	$15.6	$20.8	$72.0	$86.2	$82.7	$62.3	$60.2

Ratio of earnings to fixed charges***	1.6	3.8	3.7	2.7	5.1	5.9	6.7

*	2004 through 2008 amounts have been retrospectively adjusted to include noncontrolling interest.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.